

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 10, 2011

Gregory H. Browne
Chief Financial Officer
Cyberonics, Inc.
100 Cyberonics Blvd.
Houston, TX 77058-2072

   Re: **Cyberonics, Inc.**
     Form 10-K for the fiscal year ended April 30, 2010
     Filed June 17, 2010
     File No. 000-19806

Dear Mr. Browne:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Brian Cascio
         Accounting Branch Chief